Exhibit 99.3

Cayman Islands Company No. 346382	Number of ordinary shares to which this form of proxy relates (Note 1)	Class A ordinary shares
Class B ordinary shares

XPENG INC.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

(the “Company”)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

I/We(Note 2)                                                              of                                                               being (a) shareholder(s) of                            Class A ordinary share(s)/Class B ordinary share(s)(Note 3) in the issued share capital of the Company with a par value of US$0.00001 each, hereby appoint the Chairman of the meeting(Note 4) or                    of                    as my/our proxy to attend, act and vote for me/us and on my/our behalf at the annual general meeting of the shareholders of the Company (the “AGM”) to be held on June 27, 2025 at 10:00 a.m. Hong Kong time, at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC and at any adjournment of the AGM.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR resolutions 1 to 10.

My/Our proxy is instructed to vote on the resolutions specified below:

	For	Against	Abstain
Resolution 1 — Ordinary Resolution
To receive and adopt the audited consolidated financial statements of the Company and the reports of the directors (the “Director(s)”) and the auditor of the Company as of and for the year ended December 31, 2024.	☐	☐	☐
Resolution 2 — Ordinary Resolution
To re-elect Mr. Xiaopeng He as an executive Director as detailed in the proxy statement/circular dated May 12, 2025.	☐	☐	☐
Resolution 3 — Ordinary Resolution
To re-elect Mr. Ji-Xun Foo as a non-executive Director as detailed in the proxy statement/circular dated May 12, 2025.	☐	☐	☐
Resolution 4 — Ordinary Resolution
To authorize the Board of Directors to fix the respective Directors’ remuneration.	☐	☐	☐
Resolution 5 — Ordinary Resolution
To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board of Directors to fix their remunerations for the year ending December 31, 2025.	☐	☐	☐
Resolution 6 — Ordinary Resolution

THAT :

a)  consider and approve the 2025 share incentive scheme (the “2025 Share Incentive Scheme”), the rules of which are contained in the document marked “A” produced to the AGM and initiated by the chairman of the AGM for identification purpose subject to and conditional upon (i) The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting approval for the listing of, and permission to deal in, the Class A Ordinary Shares to be issued and allotted pursuant to any award of option(s) or restricted share unit(s) (collectively, the “Award(s)”) which may be granted under the 2025 Share Incentive Scheme; (ii) the New York Stock Exchange granting the approval for the supplemental listing application for the listing of, and permission to deal in, the American Depositary Shares (the “ADSs”) representing the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme; and (iii) the effectiveness of the Company’s filing of a Form S-8 for the registration of the Class A Ordinary Shares to be allotted and issued in respect of any Awards which may be granted under the Scheme.

	☐	☐	☐

b)  authorize the Board or its delegate(s) to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as the Board or its delegate(s) may consider necessary, desirable or expedient to effect and implement the 2025 Share Incentive Scheme.

	☐	☐	☐

c)  approve the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 10% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution.

	☐	☐	☐

d)  approve the total number of Class A Ordinary Shares which may be issued in respect of all awards to be granted to all Service Providers (as defined in the 2025 Share Incentive Scheme) under the 2025 Share Incentive Scheme and any other share schemes or plans of the Company not in aggregate exceeding 0.5% of the total number of issued shares (including the Class A Ordinary Shares and the Class B Ordinary Shares and excluding treasury shares) of the Company as at the date of passing this resolution.

	☐	☐	☐

	For	Against	Abstain
Resolution 7 — Ordinary Resolution
THAT consider and approve by the Independent Shareholders the grant of 28,506,786 RSUs (representing equal number of underlying Class A Ordinary Shares) to Mr. Xiaopeng He, the chairman of the Board, an executive Director, the chief executive officer and a substantial shareholder of the Company, pursuant to the 2025 Share Incentive Scheme and on the terms and conditions set out in the proxy statement/circular dated May 12, 2025 and authorize any one Director to do all such acts and/or execute all such documents as may be necessary or expedient in order to give effect to the foregoing.	☐	☐	☐
Resolution 8 — Ordinary Resolution
THAT consider and approve the grant of a general mandate to the Directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 12, 2025.	☐	☐	☐
Resolution 9 — Ordinary Resolution
THAT consider and approve the grant of a general mandate to the Directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of this resolution as detailed in the proxy statement/circular dated May 12, 2025.	☐	☐	☐
Resolution 10 — Ordinary Resolution
THAT consider and approve the extension of the general mandate granted to the Directors to issue, allot and deal with additional shares in the share capital of the Company by the aggregate number of the shares and/ or shares underlying the ADSs repurchased by the Company as detailed in the proxy statement/circular dated May 12, 2025.	☐	☐	☐

Please tick (“✓”) the appropriate boxes to indicate your voting preference. You may also specify the number of shares to vote “For” or “Against” and/ or “Abstain” in respect of each resolution in the voting boxes above. If you mark the box “Abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution. If no instruction is given, your proxy will: (i) vote in the manner recommended by the Board of Directors on the above matters presented in the proxy statement/circular dated May 12, 2025 (the “Proxy Statement”); and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the AGM.

Signed:	Date: , 2025

Name:

*	For identification purpose only

NOTES

1.

Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of ordinary shares in the issued share capital of the Company registered in your name(s) and delete as appropriate.

4.

This form of proxy is solicited by the Board of Directors. A proxy need not be a shareholder of the Company. A shareholder of the Company may appoint a proxy of his/her own choice. If you wish to appoint someone else, please delete the words “the Chairman of the meeting” and insert the name(s) and address(es) of the person(s) whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy and vote FOR the relevant resolutions, whether or not such deletion is made, if no other name is inserted.

5.

If this form of proxy is returned without an indication as to how the proxy shall vote, the proxy will (i) vote in the manner recommended by the Board of Directors on the above matters presented in the Proxy Statement; and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the AGM.

6.

This form of proxy is for use by shareholders of the Company only. If the appointor is a corporate entity, this form of proxy must either be under its common seal or under the hand of an officer or attorney duly authorized for that purpose.

7.

To be valid, this form of proxy must be properly executed, dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy or such power of attorney or other authority)) as follows:

a.

Persons who hold our Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members on the record date (i.e. May 15, 2025, Hong Kong time) must return the form of proxy (i) by mail or by hand to the offices of our principal share registrar in the Cayman Islands (the “Cayman Registrar”): 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or (ii) by email at HKFiduciaryServices@harneys.com.

b.

Persons who hold our Class A ordinary shares directly on our Hong Kong register of members on the record date (i.e. May 15, 2025, Hong Kong time) must return the form of proxy by mail or by hand to the offices of our branch share registrar in Hong Kong (the “Hong Kong Branch Share Registrar”): Tricor Investor Services Limited, 17/F, Far East Finance Centre,16 Harcourt Road, Hong Kong.

so as to be received before 10:00 a.m. Hong Kong time on June 25, 2025.

8.	Any alterations made to this form of proxy must be initialled by the person who signs it.

9.

You may revoke your proxy by (i) re-submitting this form of proxy by mail or email or by hand before 10:00 a.m. Hong Kong time on June 25, 2025 or (ii) attending the AGM and voting in person. Any written notice of revocation or subsequent form of proxy must be received by the Cayman Registrar or the Hong Kong Branch Share Registrar, as applicable, prior to 10:00 a.m. Hong Kong time on June 25, 2025. Such written notice of revocation or subsequent form of proxy should be sent to the Cayman Registrar or the Hong Kong Branch Share Registrar, as applicable, by mail or email or by hand.

10.	The completion and return of this form of proxy will not prevent you from attending the AGM (or any adjustment thereof) and voting in person should you so wish.

11.

In the case of joint holders of any share, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Personal Data Privacy Officer of Tricor Investor Services Limited at the above address.